Exhibit 99.1

Genius Sports Limited Announces Commencement of Consent Solicitation Relating to Warrants

LONDON & NEW YORK, November 18, 2022 — Genius Sports Limited (NYSE: GENI) (“Genius” or the “Company”) today announced that it has commenced a solicitation of consents (the “Consent Solicitation”) from holders of the Company’s outstanding warrants as of November 16, 2022 to amend the Exercise Period in its Warrant Agreement so the warrants will expire on January 18, 2023, instead of on April 20, 2026 (such amendment, the “Warrant Amendment”).

If holders of more than 50% of the outstanding Public Warrants provide their consent, the Company would provide warrant holders with the opportunity to exercise on a cashless basis and receive 0.260 common shares for each exercised warrant. The Warrant Amendment, if successfully adopted, would also revise the Exercise Period such that it would expire on January 18, 2023, effectively ensuring that, if the consent is successful, there would be no warrants outstanding on or after January 19, 2023. The purpose of the Consent Solicitation is to simplify the Company’s capital structure and reduce the potential dilutive impact of the warrants thereby providing the Company with greater financial flexibility and providing investors and prospective investors with greater certainty as to Genius’ capital structure.

In addition, on November 18, 2022, the Company issued to warrant holders a notice indicating that the Company has lowered the exercise price of the warrants from $11.50 to a price that is 74% of the closing price of the ordinary shares on the New York Stock Exchange on the trading day prior to the date of delivery of an exercise notice (if such reduced exercise price would be less than $11.50 per share). The notice to the warrant holders further indicated that the Company has entered into an amendment to the Warrant Agreement (the “Cashless Exercise Amendment”) with the Warrant Agent pursuant to Section 9.8 of the Warrant Agreement that provides all warrant holders the option, but not the obligation, to exercise their warrants on a cashless basis during the Exercise Period. Each of the reduced exercise price and the Cashless Exercise Amendment is conditioned on obtaining the requisite consents to give effect to the Warrant Amendment, which condition may be waived by the Company in its sole discretion. If the Warrant Amendment is approved, the warrants will cease trading on the New York Stock Exchange on January 18, 2023 (20 business days from and including December 19, 2022, the first business day following the expiration date of the Consent Solicitation) and all previously unexercised warrants shall expire worthless on such date.

Prior to obtaining the requisite consents to approve the Warrant Amendment and the effectiveness of the Warrant Amendment, any exercise of the warrants shall be on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the reduced exercise price or the Cashless Exercise Amendment.

The Consent Solicitation will expire on the Expiration Date, which is 11:59 p.m., Eastern Time, on December 16, 2022, or such later time and date to which the Company may extend.

The Company’s ordinary shares and warrants are listed on the New York Stock Exchange under the symbols “GENI” and “GENI WS,” respectively. As of November 17, 2022, a total of 7,668,381 warrants were outstanding.

The Company has engaged BofA Securities, Inc. as the solicitation agent for the Consent Solicitation. The solicitation agent is participating only in the Consent Solicitation, and will have no involvement, in any manner, with the exercising of warrants after the expiration date of the Consent Solicitation. D.F. King & Co., Inc. has been appointed as the information and tabulation agent for the Consent Solicitation and Continental Stock Transfer & Trust Company is the Company’s transfer agent. Requests for documents should be directed to D.F. King & Co., Inc. at (800) 370-1749 (for warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: geniussports@dfking.com.

Important Additional Information Has Been Filed with the U.S. Securities and Exchange Commission

In connection with the Consent Solicitation, the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form

F-4. The Consent Solicitation is made solely upon the terms and conditions of the prospectus (which forms a part of the registration statement). Copies of the Schedule TO and prospectus will be available free of charge at the website of the U.S. Securities and Exchange Commission at www.sec.gov.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any ordinary shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Consent Solicitation is being made only through the Schedule TO and prospectus and the complete terms and conditions of the Consent Solicitation are set forth in the Schedule TO and prospectus.

Holders of the warrants are urged to read the Schedule TO and prospectus carefully before making any decision with respect to the Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Consent Solicitation.

None of the Company, any of its management or its board of directors, or the solicitation agent, the transfer agent or the information and tabulation agent makes any recommendation as to whether or not holders of warrants should consent to the Warrant Amendment in the Consent Solicitation.

About Genius

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Forward-looking statements in this press release may include, for example, statements about the consummation of the Consent Solicitation, the entry into the Warrant Amendment and the effects of the Consent Solicitation on our capital structure. Although the Company believes that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: our ability to successfully complete the Consent Solicitation; the effect of COVID-19 on our business; risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our filings with the SEC.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430 chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932 brandon.bukstel@geniussports.com

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